PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5495 3987 Fax: +852 2149 7094 Email: info@pantopcorp.com

VIA EDGAR

November 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistance Director
Mary Beth Breslin

Re:	Pantop Corporation
Registration Statement on Form S-1
Filed on September 23, 2014
File No. 333-198885

Dear Ms. Ravitz,

We refer to the letter from you dated October 20, 2014 in respect to Pantop Corporation (the “Company” or “Pantop”) Form S1 filed on September 23, 2014.

We here by respond the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

Prospectus Summary, page 1

1.	Please disclose how the shares will be marketed and how your sole director and officer will identify potential investors in the offering.

In response to the Staff’s comment, the Company has inserted additional disclosure on the second paragraph of Page 1 (Our Page 3) of Amendment No.1 to address how the shares will be marketed and how our sole Director and Officer will identify potential investors in the Offering.

The Company, page 1

2.	Where you discuss your status as a development stage company that has not generated any revenues to date, as you do in the first paragraph, please also state that unless you achieve sales revenue sufficient to fund ongoing operations by the mid-point of the third quarter of the fiscal year that began on June 30, 2014, as you indicate on page 7, your business will likely fail.

In response to the Staff’s comment, the Company has revised its disclosure on Page 1 (our Page 5 in the Summary section under the title of The Company) of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that such written communications and materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

The Offering, page 6

4.	Where you disclose the percentage ownership of your sole director and officer after the offering, please also disclose the percentage ownership of Grenfell Capital after the offering.

In response to the Staff’s comment, the Company has added in the percentage ownership of Grenfell Capital Limited after the offering on Page 6 of the Amendment No. 1.

PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5495 3987 Fax: +852 2149 7094 Email: info@pantopcorp.com

Use of Proceeds, page 6

5.	We note your intention to use the offering proceeds “to execute [y]our business plan.” Please provide more specific disclosure as to the particular uses of the offering proceeds. For instance, what steps of the business plan will be accomplished with offering proceeds, what steps will remain until you are able to generate revenues from the sale of your products, what amount of additional financing will be necessary to accomplish the remaining steps, and what are the anticipated source(s) of this additional financing?

In response to the Staff’s comment, the Company has amended the disclosure on the uses of the offering proceeds on Page 6 of the Amendment No.1.

If the target market cannot be recovered soon, page 9

6.	Please expand to describe more specifically the current status of the target market you mention here. For instance, we note your disclosure here that “there is no hint of recovery” in this market, but your disclosure in the third full paragraph on page 23 indicates that an “upward trend is expected to intensify over the coming years.” Please revise accordingly. Also revise to explain the relationship of speed regulators to your business. If you intend to focus on this market, please expand your disclosure in the Business section to describe the market and explain why you decided to focus on this particular market.

In response to the Staff’s comment, the Company has amended its disclosure on Risk on page 9 and the industrial markets on page 23 of Amendment No. 1.

Risks Related to this Offering, page 10

7.	Please add a risk factor disclosing the risks related to the fact that following the offering your affiliates will continue to hold a majority of your shares and will therefore continue to control the company.

In response to the Staff’s comment, we have inserted the rick factor on Page 8 of this Amendment No. 1.

Use of Proceeds, page 14

8.	Please reconcile your statement here that you believe your anticipated funds and current cash balance will be sufficient to meet your cash requirements for business operations for at least twelve months following the date of this registration statement with your Lijuan Hao Pantop Corporation disclosure in the first risk factor on page 9 and revise accordingly. To the extent your belief is based on the expectation that you will “successfully complete this offering at or near the maximum offering amount,” as indicated on page 9, please revise your disclosure on page 14 to make that basis clear.

In response to the Staff’s comment, the Company has amended Page 14 of the Amendment No. 1 to state “… following the registration statement provided that that we are able to successfully complete this Offering at or near the maximum offering amount.”

Description of Securities, page 19

9.	We note the description of preferred stock provided on page 19; however, Section 4 of your amended articles of incorporation filed as exhibit 3.2 indicates that no class of stock other than common stock shall be authorized. Please revise your disclosure regarding preferred stock or advise.

In response to the Staff’s comments, the Company has revised the disclosure on Page 19 Amendment No. 1 to state that “There are currently no Preferred Shares authorized and the Company has no plans to authorize or create a class of preferred shares.”

Description of Business, page 21

10.	Please revise the description of your business to clarify the steps you will need to undertake in order to execute your business strategies and the proposed timeline for completion of each of those steps. Indicate in detail how you intend to develop and operate the business. For instance, clarify the point in your timeline at which you will bring in “product experts” as indicated on page 22 that will “oversee the design process and production line.” Also describe the “certain materials for use in the construction of your planned products” referenced in the second paragraph on page 21 that you will acquire with offering proceeds.

In response to the Staff’s comments, we have amended the disclosures on the steps and timeline to hiring personnel on pages 21 of the Amendment No. 1.

PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5495 3987 Fax: +852 2149 7094 Email: info@pantopcorp.com

11.	Please describe the technologies you reference in the first paragraph, the glass-to-metal-seal and high temperature cofired ceramic (HTCC) technologies and explain why these technologies were selected for your products. Please also explain the terms “3 Pin VOA package,” “Kovar package,” and “BTF package” used on page 21.

In response to Staff’s comments, the Company has elaborated the 2 kinds of technologies and 3 types of products on page 21 of the Amendment No. 1.

12.	Your disclosure on page 22 and elsewhere throughout your document indicates that you intend to provide services in addition to products. Please expand your Business disclosure to describe the services you intend to sell.

In response to the Staff’s comments, the Company has clarified the services under the title of “Services” on Page 21 of the Amendment No. 1.

Regulatory Matters, page 24

13.	Please expand your disclosure to describe the limitations of Chinese law on manufacturing and trading that you reference on page 9 as impacting your business because you are considered a foreign person under PRC law.

In response to the Staff’s comments, the Company has amended the disclosure on Page 24 of the Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-1

14.	We note that the report of your independent registered public accounting firm does not include the city and state (or country) where issued as required by Rule 2-02(a) of Regulation S-X. Please have your auditor revise its audit report to indicate the city and Lijuan Hao Pantop Corporation state (or country) where issued. This comment also applies to the consent filed in Exhibit 23.1.

In response to the Staff’s comments, the auditor’s report on page F-1 and their consent letter in Exhibit 23.1 have been amended to include the city and state where the audit report was issued.

Security Ownership, page 33

15.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by Grenfell Capital Limited.

In response to the Staff’s comments, the Company has inserted the description of the natural persons who have the dispositive power with respect to the shares held by Grenfell Capital Limited on Page 33 of the Amendment No. 1.

PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5495 3987 Fax: +852 2149 7094 Email: info@pantopcorp.com

Certain Relationships and Related Transactions, page 34

16. Please expand your disclosure to describe the corporate services provided and to be provided by Grenfell Capital.

In response to the Staff’s comments, the Company has amended the disclosure of corporate services which Grenfell Capital Limited has provided on Page 34 of the Amendment No. 1.

Item 16. Exhibits, page 36

17. Please file a legal opinion of counsel as required by Item 601(b)(5) of Regulation S-K. Please also file the agreement or agreements with Grenfell Capital Limited referenced on page 34 pursuant to Item 601(b)(10).

In response to the Staff’s comments, the legal opinion has been included in Exhibit 5.1 and the agreement with Grenfell Capital Limited has been included in Exhibit 10.1. In addition, we also updated the section Interest of Named Experts and Counsel to include the legal counsel’s name and other details on Page 20 of the Amendment No. 1.

Exhibit 23.1

18. Please reconcile the references in this consent to “September 18, 2014” to the date of the Report to the Stockholders and board of Directors of Pantop Corporation included on page F-1 of the filing, which is dated as of September 23, 2014. Prior to requesting effectiveness, please ensure that the date of the audit report referenced in the consent is correct.

In response to the Staff’s comments, the date of the consent letter in Exhibit 23.1 has been amended to the same date as the date of the Audit Report.

Sincerely,

Pantop Corporation

/s/ Lijuan Hao

Lijuan Hao

President and Director

Cc. Grenfell Capital Limited